UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-38072

NexGen Energy Ltd.

(Translation of registrant’s name into English)

Suite 3150, 1021 – West Hastings Street

Vancouver, B.C., Canada V6E 0C3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐        Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

EXPLANATORY NOTE

This Amendment to Form 6-K is being furnished in order to replace Exhibit 99.1 to the Form 6-K of NexGen Energy initially furnished on February 24, 2021 (the “Initial Form 6-K”) and amended on March 8, 2021, with an amended version of such Exhibit. Other than as set forth herein, there are no changes to the initial Form 6-K, as amended on March 8, 2021.

EXHIBIT INDEX

Exhibit	Description

99.1	Technical Report on Feasibility Study, dated March 5, 2021 as amended and restated on March 10, 2021, and effective February 22, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 11, 2021.

NEXGEN ENERGY LTD.

By:	/s/ Leigh Curyer
Name: Leigh Curyer
Title: Chief Executive Officer

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